

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-mail
Richard J. Doleshek
Executive Vice President and Chief Financial Officer
QEP Midstream Partners, LP
1050 17th Street, Suite 500
Denver, Colorado 80265

Re: **QEP Midstream Partners, LP**
      Registration Statement on Form S-1
      Filed May 9, 2013
      File No. 333-188487

Dear Mr. Doleshek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

5. We note you make assertions in your prospectus regarding your competitive position within your industry without providing supporting sources. Please disclose the basis for your assertions about your or your affiliates' competitive position within your industry. The following are examples of only some of your unsupported assertions:

    -   "Our assets are located in, or are within close proximity to, the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah, and the portion of the Williston Basin located in North Dakota, which are currently among the most economic and active drilling regions in the United States." (Page 1)
    -   "Our customers are some of the largest natural gas producers in the Rocky Mountain region, including QEP, Anadarko Petroleum Corporation (Anadarko), EOG Resources, Inc. (EOG), Questar Corporation (Questar) and Ultra Resources, Inc. (Ultra)." (Page 1)
    -   "QEP is a leader among exploration and production companies in several of the most economic natural gas and crude oil basins in North America." (Page 125)

6. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the United States Energy Information Administration on pages 105, 108 and 109, among other pages. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

8. Please revise your cover page to include the structuring fee in the table, rather than via footnote, or tell us why you believe this is not appropriate. Refer to Item 501(b)(3) of Regulation S-K.

Industry and Market Data, page v

9. In the last sentence of the paragraph, you state that you "have not independently verified the information." Under the federal securities laws, you are responsible for all information contained within your registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not responsible for information that you have chosen to include in your registration statement.

Prospectus Summary, page 1

10. Please balance the discussion of your business with a discussion of your principal competitive challenges and risks. Your cross reference to the Risk Factors section on page 9 is insufficient in this regard. Refer to Securities Act Release No. 33-6900.

QEP Midstream Partners, LP, page 1

Overview, page 1

11. We note your statement in the third paragraph on page 2 that you "believe QEP will offer [you] the opportunity to purchase additional midstream assets from it . . . ." Please disclose the anticipated timeframe in which you expect QEP to offer you the opportunity to acquire additional assets of QEP, or state explicitly that you currently do not know when you will be provided with any such opportunity. Please make similar revisions throughout your prospectus, as applicable.

Our Relationship with QEP Resources, Inc., page 6

12. We note your disclosure here and on page 19 that QEP will be retaining certain midstream assets and will not be contributing them to you. Please explain why these assets will not be contributed to you by QEP and how this may affect your business. If these assets are ones that QEP could sell to you in the future, please state as much.

13. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that QEP will receive in conjunction with this offering, including all cash distributions to QEP which will be funded from the proceeds of this offering. Please also

include any payments, compensation, or the value of any equity that QEP, or the directors or executive officers of QEP received or will receive in connection with the offering.

Summary Historical and Pro Forma Financial and Operating Data, page 19

14. We note your disclosure in the third paragraph on page 19 that the pro forma combined financial data assumes the transactions reflected in such information occurred as of January 1, 2012. Please revise to state, if true, that the pro forma balance sheet data has been presented as if the transactions had occurred at the balance sheet date, and the pro forma statement of operations data has been presented as if the transactions had occurred at January 1, 2012, similar to your disclosure on page F-2.

15. We note your presentation of Adjusted EBITDA on page 21. Considering that the disclosures required by Item 10(e) of Regulation S-K are presented more than 60 pages after this presentation of Adjusted EBITDA, please revise your cross-reference to the reconciliation and discussion of how you use this measure to also include page numbers. We believe this will make it easier for your investors to locate this important information concerning your non-GAAP measure.

Capitalization, page 56

16. We note the description of your pro forma capitalization and your pro forma as adjusted capitalization in the second and third bullet points under this heading. For the ease of your investors, please describe in more detail the types of adjustments and transactions that were applied to your "Historical" balances to result in your "Pro Forma" and "Pro Forma as Adjusted" balances.

Risk Factors, page 22

Risks Related to Our Business, page 22

Our Ability to Operate Our Business Effectively Could Be Impaired If We Fail to Attract and Retain Key Management Personnel, page 40

17. Please identify the extent to which you rely on employees of QEP and its affiliates. For example, describe whether you depend on QEP and its affiliates for every level of management. Based on your disclosure on page 140, we understand that you will have no employees. Similarly, please also identify whether you or the general partner have key person life insurance policies for executive officers. If this is the case, then identify whether any proceeds received from these life insurance policies would be sufficient to cover a loss of these persons.

Risks Inherent in an Investment in Us, page 41

Cost Reimbursements, Which Will Be Determined in Our General Partner's Sole Discretion . . . , page 45

18. Please briefly describe and quantify the general partner's expenses that must be paid. We note your reference to such reimbursements on page 151, however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.

There is No Existing Market for Our Common Units…, page 48

19. Please expand the risk factor summary on your prospectus cover page to include a summary of this risk factor. Refer to Section II.A.3.a of Securities Act Release 33-6900 (June 17, 1991).

Use of Proceeds, page 55

20. You state here that you had approximately $146.8 million of debt outstanding comprised of intercompany loans from QEP. You indicate elsewhere that you will have no debt outstanding after this offering. If the amount of debt you are referring to here relates to debt held by QEP Operating, please clarify to state as much or explain.

Cash Distribution Policy and Restrictions on Distributions, page 58

21. When you file the next amendment to your registration statement, please provide unaudited pro forma cash available for distribution for your most recent 12 months in addition to the information provided for your most recent year ended December 31, 2012.

22. We note that there is currently a six month gap between your presentation of unaudited pro forma cash available for distribution for the year ended December 31, 2012 and your estimated cash available for distribution for the 12 months ending June 30, 2014. If you continue to have a gap between the periods of your backward looking and forward looking calculations of cash available for distribution, please disclose whether anything in the gap period is expected to differ materially from the assumptions disclosed in your forecast. Please also note that the projected period of estimated cash available for distribution should be the closest 12 month period succeeding the estimated close date of your offering.

Our Minimum Quarterly Distribution, page 60

23. Please revise your table to show the Minimum Quarterly Distributions assuming both no, and full exercise of the underwriter's option to purchase additional common units.

Assumptions and Considerations, page 67

General Considerations and Sensitivity Analysis, page 67

24. Please reconcile the statement in the second bullet point that you expect production from QEP in the Pinedale Field to be your primary growth driver going forward with your disclosures in the third bullet point and throughout your discussion of revenue on pages 68 and 69 that during the 12 months ended June 30, 2014 you will have decreased gathering and transportation volumes from the Pinedale Field.

25. We note your disclosure at the top of page 68 that you included the disputed fee amount with QEP Field Services in your pro forma cash available for distribution for the year ended December 31, 2012 but you excluded it from your forecast. Please quantify for your investors an estimate of the disputed fee amount for the 12 months ended June 30, 2014 or explain to us in detail why you cannot estimate this amount. Since the dispute relates to the gathering rate being charged, it appears that the disputed amount could vary from period to period depending on the volumes gathered.

Condensate sales, page 69

26. Please disclose the increased condensate sales volumes and the forecasted sales price per barrel of condensate used in estimating revenue from such sales for the twelve months ending June 30, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91

General Trends and Outlook, page 93

Acquisition Opportunities, page 94

27. We note your potential growth through acquisitions from QEP and from third parties. Please discuss in this section any of your current plans in this regard, with a view to providing investors with a description of your planned operations.

Liquidity and Capital Resources, page 98

Capital Requirements, page 99

28. To the extent known, please discuss in this section your anticipated material commitments for capital expenditures. See Item 303(a)(2) of Regulation S-K.

Credit Facility, page 100

29. Please revise to include a summary of the key terms of the credit facility you intend to enter in connection with the closing of your offering. Specify succinctly in a bullet point list the covenants and conditions of the agreement that may affect your distribution of available cash to common unit holders even without the imminence or occurrence of a default.

Industry Overview, page 104

Contractual Arrangements, page 107

30. With a view to disclosure, please enhance this discussion to explain "life-of reserves" contracts, which you refer to elsewhere in your prospectus. Please also clarify the nature of the agreements you enter into with respect to your oil gathering and transmission operations, as this discussion appears to be restricted to your midstream natural gas operations.

Business, page 110

Competition, page 127

31. Please identify your competitive position relative to the competitors you have listed. See Item 101(c)(x) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 151

Distributions and Payments to Our General Partner and Its Affiliates, page 151

Formation Stage, page 151

32. Please confirm to us that you will disclose the amount of common units and subordinated units to be beneficially owned by your general partner and its affiliates after the completion of the offering contemplated by the registration statement and the percentage of outstanding common units and subordinated units, respectively, represented by such amount.

Operational Stage, page 151

33. Please disclose, and quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

Underwriting, page 202

Lock-Up Agreements, page 203

34. You indicate that Wells Fargo Securities, LLC "may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the common units or other securities subject to the lock-up agreements." Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such "locked-up" securities.

Where You Can Find Additional Information, page 207

35. We note your statement on page 207 that "This prospectus does not contain all of the information found in the registration statement." While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

Index to Financial Statements, page F-1

General

36. Please update your combined financial statements to include unaudited interim financial statements as required by Rule 8-08 of Regulation S-X. Please refer to Rule 8-03 of Regulation S-X for guidance on preparation of such interim financial statements. Please also update your unaudited pro forma combined financial information as required by Rule 8-05 of Regulation S-X

Unaudited Pro Forma Combined Financial Statements, page F-2

Unaudited Pro Forma Combined Statement of Income, page F-4

37. We note that your Incentive Distribution Rights (IDRs) appear to be separately transferable. Please provide a footnote to your pro forma combined financial statements which explains how earnings or losses for a reporting period will be allocated to the general partner, the limited partners and to the holder(s) of the IDRs to compute earnings per common unit. Please refer to ASC 260-10-45-72 and 45-73.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-6

Note 3. Pro Forma Adjustments, page F-6

38. We note your disclosure in Note 3 (e) that if the underwriters were to exercise their option to purchase additional common units in full, gross proceeds to the Partnership would equal $400 million. We note your disclosures on pages 14, 55 and 57 that proceeds from the sale of such additional common units will not be retained by the Partnership. If true, please revise to also disclose that the net proceeds from any exercise by the underwriters of this option will be used by you to redeem from QEP a number of common units equal to the number of common units issued upon exercise of such option and will not be retained by the Partnership. If otherwise, please explain and revise your disclosures as appropriate.

Part II, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

39. Please expand your disclosure on page II-1 to briefly state the facts relied upon in making the Section 4(2) exemption available for the transaction discussed.

Item 16. Exhibits, page II-2

40. We note that several of the exhibits that you plan to file by amendment are "form of" agreements. Please confirm that the "form of" agreements that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any "form of" agreement that deviates from the final agreement in any way will be re-filed accordingly.

Item 17. Undertakings

41. Please provide the undertakings set forth at Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Sean T. Wheeler, Esq.
        Latham and Watkins LLP